THE CHARLES SCHWAB CORPORATION

EXHIBIT 21.1

Subsidiaries of the Registrant

Pursuant to Item 601 (b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant have been omitted which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2018.

The following is a listing of the significant and certain other subsidiaries of the Registrant:

Schwab Holdings, Inc.* (holding company for Charles Schwab & Co., Inc.), a Delaware corporation

Charles Schwab & Co., Inc.,* a California corporation

Charles Schwab Bank,* a federal savings bank

Charles Schwab Investment Management, Inc.,* a Delaware corporation

Charles Schwab Futures, Inc., a Delaware corporation

Charles Schwab Premier Bank, a federal savings bank

Charles Schwab Trust Bank, a Nevada-chartered state savings bank

* Significant subsidiary